EXHIBIT 99.1

Centerra Gold Announces Additional Pre-Emptive Actions in Response to the Seizure of the Kumtor Mine by the Kyrgyz Republic

Subsidiaries Kumtor Gold Company and Kumtor Operating Company Seek Worldwide Automatic Stay Protection via U.S. Chapter 11 Process; Filing Has No Additional Financial or Operational Impact on Centerra Gold or the Other Areas of its Business

Company Announces Strategic Review Related to Kumtor Gold Company and Kumtor Operating Company of Alternative Avenues to Maximize Value to Stakeholders

TORONTO, May 31, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) today announced additional actions to protect the interests of Centerra and its stakeholders in response to the unjustified seizure of the Kumtor Mine by the Government of the Kyrgyz Republic. The actions are designed to preserve the value of Centerra’s wholly owned subsidiaries that own and operate the Kumtor Mine, Kumtor Gold Company (“KGC”) and Kumtor Operating Company (“KOC”), and prevent any further efforts by the Kyrgyz Government to strip KGC of its assets or otherwise improperly dispose of the Kumtor Mine in violation of its investment agreements with the Company.

Consistent with these objectives, KGC and KOC today commenced a filing in the Southern District of New York under Chapter 11 of the federal U.S. Bankruptcy Code. The court-supervised process provides, among other things, for a worldwide automatic stay of all claims against KGC and KOC. Centerra hopes that this internationally recognized, orderly restructuring process will facilitate potential negotiations with the Kyrgyz Government. The Chapter 11 proceeding will not impact any other areas of the Company’s business, including the Mount Milligan Mine in Canada, the Öksüt Mine in Turkey and the molybdenum business in North America.

The Company also announced that it is conducting a strategic review related to its ownership of KGC and KOC that will consider alternatives available to enhance value to Centerra’s stakeholders in light of recent events involving the Kumtor Mine.

Scott Perry, President and Chief Executive Officer of Centerra, said: “We have repeatedly asked the Kyrgyz Government to discuss its concerns with us, yet it has refused to engage with us in any way. While we remain willing and available to hold a constructive dialogue with the Kyrgyz authorities, we will continue to use all available legal and financial means to protect the interests of Centerra and its stakeholders from the Government’s concerted and premeditated effort to take control of the Kumtor Mine. In particular, we will continue to pursue arbitration proceedings to enforce the longstanding agreements with the Kyrgyz Republic that give Centerra, KGC and KOC the right to own and operate the Kumtor Mine. Those agreements are governed by New York law, and we expect the U.S. court proceedings will serve to further protect Centerra’s interests under their terms pending a restructuring or other resolution of the dispute.”

Centerra Remains in a Strong Financial Position

Centerra is not a party to or affected by the Chapter 11 filing and remains financially strong with more than US$800 million in cash and in excess of US$1.2 billion in liquidity as of March 31, 2021. The restructuring proceeding initiated by KGC and KOC will not impact Centerra’s other operations and businesses.

KGC and KOC are currently solvent, with total assets (including the Kumtor Mine) in excess of US$1.1 billion and no external bank debt. Centerra believes that the Kumtor Mine remains a valuable asset notwithstanding the Kyrgyz Republic’s recent actions.

Strategic Review is Considering a Range of Options

Centerra has retained external advisors to assist with its strategic review, which is proceeding under the direction of a Special Committee of independent directors of the Board. As part of this review, Centerra is evaluating all possible alternatives to preserve and enhance value for its stakeholders while ensuring that the Kyrgyz Government does not directly or indirectly profit from its unlawful expropriation of the Kumtor Mine.

There can be no assurance that the strategic review, or the U.S. restructuring proceeding, will lead to the successful implementation of any particular transaction or other outcome. The Company therefore continues to pursue all alternative avenues of recourse, including arbitration and Canadian legal proceedings.

False Environmental and Tax Claims

As previously noted, the Kyrgyz Republic seized the Kumtor Mine and the Government installed a temporary “external manager” on May 17, 2021 in violation of its obligations to Centerra, KGC and KOC. Public statements by Government officials and actions taken by the “external manager” of the mine indicate that the Government and others, including the state-owned entity Kyrgyzaltyn JSC, intend to use spurious environmental and tax claims being asserted against KGC to place KGC into some form of insolvency proceeding in the Kyrgyz Republic and potentially strip KGC of its assets. Due to the “external manager” taking control of the Kumtor Mine and KGC’s operations in the Republic, KGC is no longer able to defend effectively against these claims in the Kyrgyz Republic courts.

Perry said: “KGC’s operations and activities have always carefully adhered to agreements with the Kyrgyz Government and applicable laws, including with regard to the environment, safety and taxation. We strongly believe that the Government’s claims are entirely without merit and a pretext for a cloaked form of nationalization of the Kumtor Mine without compensation. While these claims have not been asserted against Centerra itself, the actions of the Kyrgyz Government and others have compelled us to take steps to preserve the value of KGC and KOC for all our stakeholders and shine a light on the true intentions of the Kyrgyz Government and those acting in concert with it.”

Select court documents and additional information can be found on the Company’s investor relations website at https://www.centerragold.com/investor/kgc-restructuring.

About Centerra
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra owns three mines, the Kumtor Mine in the Kyrgyz Republic, the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey. Centerra's shares trade on the Toronto Stock Exchange (TSX) under the symbol CG and on the New York Stock Exchange (NYSE) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

Additional Toronto Stock Exchange Disclosure
In circumstances where a significant subsidiary of a listed issuer commences Chapter 11 proceedings the TSX may conduct a review process in respect of the issuer. Centerra understands that the TSX will not commence a delisting review pursuant to Part VII of the TSX Company Manual at this time, and the Company will continue to keep the TSX apprised of developments.

Caution Regarding Forward-Looking Information
Information contained in this document which are not statements of historical facts may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: the U.S. restructuring proceeding and its potential to benefit Centerra and its stakeholders, including the ability to protect KGC, KOC and Centerra’s stakeholders from future actions of the Kyrgyz Government; the anticipated impact of the U.S. restructuring proceeding on Centerra’s other operations and businesses; the intentions and strategies of the Government of the Kyrgyz Republic and others, including Kyrgyzaltyn JSC, relating to KGC and the Kumtor Mine; the value of the Kumtor Mine to Centerra and its stakeholders; the strategic review process, including the potential of the strategic review process to preserve or enhance value for the Company’s stakeholders and the Company's ability to identify and consummate any such potential transactions; the merit of the Kyrgyz Government’s environmental and tax claims and anticipated determinations thereon in arbitration and U.S. court proceedings; and Centerra’s pursuit of alternative legal avenues to, and its ability to, protect the Company and its stakeholders against actions of the Government of the Kyrgyz Republic and others.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: the continued imposition by the Kyrgyz Government of external management on the KGC or the prolongation of such external management; the ongoing failure of the Kyrgyz Republic Government to comply with its continuing obligations under the 2017 Strategic Agreement on Environmental Protection and Investment Promotion and the 2009 Restated Project Agreements governing the Kumtor Mine; the Kyrgyz Government nationalizing or expropriating the Kumtor mine, or utilizing the purported environmental and tax claims being asserted against KGC to strip KGC of its assets; the failure of the Kyrgyz Republic, its instrumentalities or others to comply with the automatic worldwide stay of all claims against KGC and KOC; the ability of KGC and KOC to pursue restructuring proceedings under Chapter 11 of the U.S. Bankruptcy Code; continued actions by the Kyrgyz Republic Government or any state agency or the General Prosecutor's Office that serve to restrict or otherwise interfere with the payment of funds by KGC and KOC to Centerra; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates or its current or former employees, including the interaction of claims of harm to the environment or human health with the new Kyrgyz Republic law that enabled imposition of external management on the Kumtor Mine by the Kyrgyz Republic Government; potential impact on the Kumtor Mine of investigations by Kyrgyz Republic instrumentalities; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances or to collect on any favorable arbitral judgement awarded against the Kyrgyz Republic; other political risks associated with the Company’s operations in the Kyrgyz Republic; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; the U.S. restructuring proceeding potentially having an impact on Centerra or any of its other businesses or operations, and the impact adversely affecting the Company or any of its other businesses or operations; the Company’s ability to identify potential transactions through the strategic review process, successfully implement such transactions, and achieve expected benefits therefrom; that Centerra’s shares will continue trading on the TSX and/or NYSE; Centerra’s ability to access sources of debt and equity capital, if needed; and Centerra’s ability to make capital investments and the amounts of capital investments in its other businesses and operations. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of May 31, 2021. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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